UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

SPX Corporation

(Name of Issuer)

Common Stock, $10.00 par value

(Title of Class of Securities)

784635104

(CUSIP Number)

Ralph V. Whitworth

Relational Investors, LLC

12400 High Bluff Road, Suite 600

San Diego, CA 92130

(858) 704-3333

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 7, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 784635104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,257,145

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 4,257,145

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,257,145

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.69%

14.	Type of Reporting Person (See Instructions) IA/HC/OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 831,449

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 831,449

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 831,449

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.11%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Fund Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 34,366

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 34,366

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,366

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.05%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Coast Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 74,763

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 74,763

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 74,763

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.10%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 28,407

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 28,407

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,407

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.04%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RH Fund 1, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 550,347

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 550,347

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 550,347

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.74%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RH Fund 2, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 631,662

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 631,662

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 631,662

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.84%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RH Fund 4, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 124,691

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 124,691

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 124,691

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.17%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RH Fund 6, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 133,128

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 133,128

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 133,128

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.18%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RH Fund 7, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 73,338

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 73,338

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 73,338

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.10%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 42,281

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 42,281

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,281

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.06%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors VIII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 868,987

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 868,987

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 868,987

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.16%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors X, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 63,928

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 63,928

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 63,928

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.09%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors XI, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 163,487

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 163,487

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 163,487

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.22%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors XII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 75,836

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 75,836

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 75,836

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.10%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ralph V. Whitworth

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 4,257,145

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 4,257,145

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,257,145

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.69%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David H. Batchelder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 4,257,145

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 4,257,145

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,257,145

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.69%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Joel L. Reed

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 4,257,145

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 4,257,145

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,257,145

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.69%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James J. Zehentbauer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 4,257,145

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 4,257,145

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,257,145

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.69%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $10.00 per share (the “Shares”), of SPX Corporation, a Delaware corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 13515 Ballantyne Corporate Place, Charlotte, North Carolina 28277.

Item 2.	Identity and Background

This Statement is being filed by and on behalf of Relational Investors, L.P. (“RILP”), Relational Fund Partners, L.P. (“RFP”), Relational Coast Partners, L.P. (“RCP”), Relational Partners, L.P. (“RP”), RH Fund 1, L.P. (“RH1”), RH Fund 2, L.P. (“RH2”), RH Fund 4, L.P. (“RH4”), RH Fund 6, L.P. (“RH6”), RH Fund 7, L.P. (“RH7”), Relational Investors III, L.P. (“RI III”), Relational Investors VIII, L.P. (“RI VIII”), Relational Investors X, L.P. (“RI X”), Relational Investors XI, L.P. (“RI XI”) and Relational Investors XII, L.P. (“RI XII”).  Each of RILP, RFP, RCP, RP, RH1, RH2, RH4, RH6, RH7, RI III, RI VIII, RI X, RI XI and RI XII is a Delaware limited partnership.  The principal business of each of RILP, RFP, RCP, RP, RH1, RH2, RH4, RH6, RH7, RI III, RI VIII, RI X, RI XI and RI XII is investing in securities.

This Statement is also being filed by and on behalf of Relational Investors, LLC (“RILLC”), a Delaware limited liability company.  The principal business of RILLC is being the sole general partner of RILP, RFP, RCP, RP, RH1, RH2, RH4, RH6, RH7, RI VIII, RI XI and RI XII and the sole managing member of Relational Asset Management LLC and Relational Investors X GP LLC which serve as the general partners of RI III and RI X, respectively.  RILP, RFP, RCP, RP, RH1, RH2, RH4, RH6, RH7, RI III, RI VIII, RI X, RI XI, RI XII and certain investment accounts are the beneficial owners of the securities covered by this Statement.  Pursuant to the Limited Partnership Agreement of each of RILP, RFP, RCP, RP, RH1, RH2, RH4, RH6, RH7, RI III, RI VIII, RI X, RI XI and RI XII and the investment management agreement for the accounts managed by RILLC, RILLC has sole investment discretion and voting authority with respect to the securities covered by this Statement.

This Statement is also being filed by and on behalf of Ralph V. Whitworth, David H. Batchelder, Joel L. Reed and James J. Zehentbauer.  Messrs. Whitworth, Batchelder, Reed and Zehentbauer are the Principals of RILLC, in which capacity they share voting control and dispositive power over the securities covered by this Statement.  Messrs. Whitworth, Batchelder, Reed and Zehentbauer, therefore, may be deemed to have shared indirect beneficial ownership of such securities.  The present principal occupation of each of Messrs. Whitworth, Batchelder, and Zehentbauer is serving as Principals of RILLC.  The present principal occupation of Mr. Reed is serving as Principal of Relational Advisors LLC (Messrs. Whitworth, Batchelder, Reed and Zehentbauer, together with RILP, RFP, RCP, RP, RH1, RH2, RH4, RH6, RH7, RI III, RI VIII, RI X, RI XI, RI XII and RILLC, hereinafter, the “RI Reporting Persons”).

During the last five years, none of the RI Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The business address of each of the RI Reporting Persons is 12400 High Bluff Road, Suite 600, San Diego, CA 92130.

Messrs. Whitworth, Batchelder, Reed and Zehentbauer are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented as follows:

On December 8, 2004, 500 Shares were contributed to an account managed by RILLC by the beneficial owner of such securities.

Item 4.	Purpose of the Transaction.

Item 4 is amended and supplemented as follows:

On April 7, 2005, the RI Reporting Persons notified the Issuer that they were withdrawing their nominations of Ralph V. Whitworth and David H. Batchelder for election to the Issuer’s Board at the Issuer’s 2005 Annual Meeting of Stockholders.

The RI Reporting Persons determined to withdraw their nominations, in part, because the Issuer recently appointed one new independent director to its Board and the RI Reporting Persons have received assurances from the Issuer that it will add another highly qualified independent director in the coming months. These developments, along with the departure, in December of 2004, of John Blystone, the Issuer’s former Chairman and Chief Executive Officer, all of which occurred after the RI Reporting Persons filed their preliminary proxy materials on November 15, 2004, are consistent with the RI Reporting Persons’ objectives of improving the Issuer’s corporate governance and Board stewardship.  The RI Reporting Persons believe that additional independent Board representation is essential to improving the Board’s oversight.

Notwithstanding the aforementioned welcome changes and the RI Reporting Persons’ decision to withdraw its nominations, the RI Reporting Persons plan to work to cause the Issuer to continue upgrading the composition of its Board and significantly improving Board stewardship and accountability.  The RI Reporting Persons also plan to communicate recommendations to the Issuer’s management to improve the Issuer’s operating performance and capital allocation discipline.  The RI Reporting Persons have received assurances from the Issuer that they will welcome and take affirmative steps to facilitate these communications with the RI Reporting Persons as well as similar communications from other stockholders.

The RI Reporting Persons believe that restoring confidence in the Issuer’s management, and therefore, improving the Issuer’s stock price trading multiples, heavily depends on major improvements in the following three areas.

Corporate Governance:  The Issuer must conduct a comprehensive review of, and make appropriate changes to, its corporate governance and executive/Board compensation practices. While the RI Reporting Persons are heartened by recent steps, they believe that additional significant progress should be made in both these areas.

Operating Margins:  The RI Reporting Persons, based on intensive analysis, believe that the Issuer’s operating margins can be significantly improved.  The Issuer’s operating margins over the past nine quarters have been in steady and material year-over-year decline while its peer’s operating margins have generally improved during that period.  The RI Reporting Persons, therefore, believe that significant opportunities exist to improve the Issuer’s operating margins to a level commensurate with that of its peers. The RI Reporting Persons have received assurances from the Issuer that this goal is a major focus of the Issuer’s management and the RI Reporting Persons intend to closely monitor progress in this area.

Capital Allocation Discipline:  The RI Reporting Persons believe that many of the Issuer’s past failings can be attributed to the lack of sound capital allocation discipline.  The RI Reporting Persons believe that capital allocation discipline reflecting best practices remains to be developed by the Issuer’s Board and management.  The RI Reporting Persons plan to vigorously and consistently communicate with management regarding this critical area until the Issuer adopts and communicates disciplines that reflect a superior understanding and commitment to excellent deployment of discretionary cash flows.

The RI Reporting Persons have no current intention to dispose of their Shares either in whole or in part.  The RI Reporting Persons believe the Issuer’s stock price has significant upside potential if the aforementioned program and efforts are promptly and effectively executed.  Depending on the Issuer’s progress, the RI Reporting Persons may change their plans, and intensify their efforts, including nominating directors for election in future annual meetings and taking such other steps consistent with their stockholder rights that they deem necessary and appropriate to achieve their objectives.

The RI Reporting Persons may from time-to-time (i) acquire additional Shares (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise, or (ii) dispose of Shares at prices deemed favorable in the open market, in privately negotiated transactions or otherwise.

Except as set forth above, as of the date hereof, none of the RI Reporting Persons has any present plan or intention which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)           As of the date of this Statement, the RI Reporting Persons beneficially owned in the aggregate 4,257,145 Shares, constituting 5.69% of the outstanding Shares.  The percentage of Shares owned being based upon 74,853,546 Shares outstanding on March 11, 2005, as set forth in the Issuer’s Annual Report on Form 10-K for the Year ended December 31, 2004.  The RI Reporting Persons may be deemed to have direct beneficial ownership of the Shares as follows:

NAME	NUMBER OF SHARES	PERCENT OF OUTSTANDING SHARES
RILLC	560,475	0.75%
RILP	831,449	1.11%
RFP	34,366	0.05%
RCP	74,763	0.10%
RP	28,407	0.04%
RH1	550,347	0.74%
RH2	631,662	0.84%
RH4	124,691	0.17%
RH6	133,128	0.18%
RH7	73,338	0.10%
RI III	42,281	0.06%
RI VIII	868,987	1.16%
RI X	63,928	0.09%
RI XI	163,487	0.22%
RI XII	75,836	0.10%

RILLC, in its capacity as an investment advisor, may be deemed to possess direct beneficial ownership of the 560,475 Shares that are owned by its clients and held in accounts it manages.  Additionally, RILLC, as the sole general partner of each of RILP, RFP, RCP, RP, RH1, RH2, RH4, RH6, RH7, RI VIII, RI XI and RI XII (collectively, the “Relational LPs”) and as the sole managing member of the general partners of RI III and RI X, may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) the 4,257,145 Shares beneficially owned by RILP, RFP, RCP, RP, RH1, RH2, RH4, RH6, RH7, RI III, RI VIII, RI X, RI XI and RI XII because the limited partnership agreements of the Relational LPs and the investment management agreement for the accounts managed by RILLC specify that RILLC has sole investment discretion and voting authority with respect to those Shares.

Each of Messrs. Whitworth, Batchelder, Reed and Zehentbauer, as Principals of RILLC, may be deemed to share indirect beneficial ownership of the Shares which RILLC may beneficially own.  Each of Messrs. Whitworth, Batchelder, Reed and Zehentbauer disclaims beneficial ownership of such Shares for all other purposes.

To the best of the knowledge of each of the RI Reporting Persons, other than as set forth above, none of the persons named in Item 2 is the beneficial owner of any Shares.

(b) RILP has the sole power to vote or direct the vote of 831,449 Shares and the sole power to dispose or direct the disposition of such Shares.

RFP has the sole power to vote or direct the vote of 34,366 Shares and the sole power to dispose or direct the disposition of such Shares.

RCP has the sole power to vote or direct the vote of 74,763 Shares and the sole power to dispose or direct the disposition of such Shares.

RP has the sole power to vote or direct the vote of 28,407 Shares and the sole power to dispose or direct the disposition of such Shares.

RH1 has the sole power to vote or direct the vote of 550,347 Shares and the sole power to dispose or direct the disposition of such Shares.

RH2 has the sole power to vote or direct the vote of 631,662 Shares and the sole power to dispose or direct the disposition of such Shares.

RH4 has the sole power to vote or direct the vote of 124,691 Shares and the sole power to dispose or direct the disposition of such Shares.

RH6 has the sole power to vote or direct the vote of 133,128 Shares and the sole power to dispose or direct the disposition of such Shares.

RH7 has the sole power to vote or direct the vote of 73,338 Shares and the sole power to dispose or direct the disposition of such Shares.

RI III has the sole power to vote or direct the vote of 42,281 Shares and the sole power to dispose or direct the disposition of such Shares.

RI VIII has the sole power to vote or direct the vote of 868,987 Shares and the sole power to dispose or direct the disposition of such Shares.

RI X has the sole power to vote or direct the vote of 63,928 Shares and the sole power to dispose or direct the disposition of such Shares.

RI XI has the sole power to vote or direct the vote of 163,487 Shares and the sole power to dispose or direct the disposition of such Shares.

RI XII has the sole power to vote or direct the vote of 75,836 Shares and the sole power to dispose or direct the disposition of such Shares.

RILLC has the sole power to vote or direct the vote of 560,475 Shares held by accounts which it manages, and the sole power to dispose or direct the disposition of such Shares.  In addition, RILLC, as sole general partner of RILP, RFP, RCP, RP, RH1, RH2, RH4, RH6, RH7, RI VIII, RI XI and RI XII and as the sole managing member of the general partners of RI III and RI X, may be deemed to have the sole power to vote or direct the vote of 3,696,670 Shares held by such Reporting Persons, and the sole power to dispose or direct the disposition of such Shares.

Messrs. Batchelder, Whitworth, Reed and Zehentbauer, as the Principals of RILLC, may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of the 4,257,145 Shares beneficially owned by the RI Reporting Persons.

(c) There have been no transactions in the Shares by the RI Reporting Persons during the past 60 days.

(d)           No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement, except that dividends from, and proceeds from the sale of, the Shares held by the account managed by RILLC may be delivered to such account.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the joint filing agreement between and among the RI Reporting Persons previously filed as Exhibit C to the Schedule 13D to which this amendment relates, and except for the investment discretion and voting authority described in Item 2 and in the respective partnership agreements of RILP, RFP, RCP, RP, RH1, RH2, RH4, RH6, RH7, RI III, RI VIII, RI X, RI XI and RI XII which each contain provisions whereby RILLC may, after certain adjustments, receive a percentage of realized or unrealized profits, if any, derived from that partnership’s investments, to the best knowledge of the RI Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the RI Reporting Persons or between the RI Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits.

There are no Exhibits filed herewith.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 8, 2005

RELATIONAL INVESTORS, L.P.

RELATIONAL FUND PARTNERS, L.P.

RELATIONAL COAST PARTNERS, L.P.

RELATIONAL PARTNERS, L.P.

RH FUND 1, L.P.

RH FUND 2, L.P.

RH FUND 4, L.P.

RH FUND 6, L.P.

RH FUND 7, L.P.

RELATIONAL INVESTORS III, L.P.

RELATIONAL INVESTORS VIII, L.P.

RELATIONAL INVESTORS X, L.P.

RELATIONAL INVESTORS XI, L.P.

RELATIONAL INVESTORS XII, L.P.

By:	RELATIONAL INVESTORS, LLC
as general partner to each, except as the sole managing member of the general partners of Relational Investors III, L.P. and Relational Investors X, L.P.

	By:	/s/ Ralph V. Whitworth
Ralph V. Whitworth, Principal

RELATIONAL INVESTORS, LLC

	By:	/s/ Ralph V. Whitworth
Ralph V. Whitworth, Principal

/s/ Ralph V. Whitworth
Ralph V. Whitworth

/s/ David H. Batchelder
David H. Batchelder

/s/ Joel L. Reed
Joel L. Reed

/s/ James J. Zehentbauer
James J. Zehentbauer